                                                                   Exhibit 99.1



[LOGO]

THIRD QUARTER
REPORT
2005

                                       [GRAPHIC]

                                       PRODUCING A
                                       BETTER PRODUCT
                                       FOR A
                                       BETTER PRICE

MAGNA INTERNATIONAL INC. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION
--------------------------------------------------------------------------------

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2005, included in this Third Quarter Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2004, included in our 2004 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2005 and the audited consolidated financial statements for the year ended December 31, 2004 are both prepared in accordance with Canadian generally accepted accounting principles.

This MD&A has been prepared as at November 7, 2005.

OVERVIEW

--------------------------------------------------------------------------------

We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles. Our products and services are sold to original equipment manufacturers ("OEMs") of cars and light trucks in North America, Europe, Asia and South America.

In October 2004, we announced our intention to take each of our publicly traded subsidiaries private to further enhance our overall competitiveness. During the first and second quarters of 2005, we completed the privatizations of Tesma International Inc. ("Tesma"), Decoma International Inc. ("Decoma") and Intier Automotive Inc. ("Intier") (the "Privatizations"). The completion of these transactions has allowed management the opportunity to evaluate alternative operating structures that could further enhance our competitiveness. Currently, management has not yet completed the evaluation or implementation of these alternative operating structures. As a result, for the third quarter of 2005, our segmented information continues to be provided utilizing our former global systems groups, consistent with the second quarter of 2005.

In accordance with our Corporate Constitution, our Board of Directors declared a quarterly dividend with respect to our outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended September 30, 2005. The dividend of U.S. $0.38 per share is payable on December 15, 2005 to shareholders of record on November 30, 2005.

HIGHLIGHTS

--------------------------------------------------------------------------------

Once again in the third quarter of 2005, we faced challenges, as compared to the third quarter of 2004, including lower production volumes on certain of our high content platforms, higher commodity prices and incremental price concessions.

Considering these ongoing challenges, we reported strong results in the third quarter of 2005. Our sales increased 12% or $597 million to $5.4 billion, operating income increased 8% to $240 million and diluted earnings per share increased 5% to $1.44, all in comparison to the third quarter of 2004.

There is significant distress in the automotive supply base, brought on by continued competitive pressures, commodity price increases, relatively weak automotive production in North America, particularly at General Motors and Ford, highly leveraged capital structures, and other factors. As a result, a number of automotive component suppliers have sought court protection in order to restructure their businesses. While we have experienced modest negative impact from the distress in the automotive supply base, the relative weakness of some of our direct competitors has provided, and we believe will continue to provide business opportunities for us, given our strong financial position, ongoing profitability and continued investment in technology.

In July, DaimlerChrysler, announced the development of a deeper relationship with a select group of key suppliers. Magna was identified as one of DaimlerChrysler's Highly Integrated Partnership Organizations ("HI-POs"). This improved model of co-operation with suppliers is intended to provide numerous benefits to the HI-POs, including early involvement in the product development of future models. As an example of this early involvement, DaimlerChrysler identified that Magna had been awarded the vehicle interior, excluding seats, for a future model of the Chrysler Group, scheduled for launch in model year 2008.

Similarly, in September, Ford announced that it was entering into new long term "Aligned Business Framework" agreements with select suppliers, and identified Magna and six other automotive component suppliers as the first of the strategic suppliers in the initial phase of Ford's new framework. The framework anticipates a significant reduction over time in the number of suppliers to Ford.

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We launched significant programs in newly completed production facilities in the third quarter: our plant in Hermosillo, Mexico began to supply various stampings for the launch of the Ford Fusion, Mercury Milan and Lincoln Zephyr; and our facility in Bowling Green, Kentucky began to supply frames for the launch of the new Ford Explorer. Next year, this frame facility will also support the launch of the new Ford F-Series Super Duty pickup trucks. Although we expect these facilities to be profitable as they reach full production, these facilities generated start-up losses which are normal during the launch of new programs.

We were awarded our first ever transfer case business from a major Japanese based OEM for two vehicle programs, one of which is built in North America and the other in Japan. These important awards demonstrate our ability to introduce our four-wheel and all-wheel drive competence to new customers.

The most significant issues that affected our results in the third quarter of 2005 included:

o UNUSUAL ITEMS: During the third quarter of 2005, we recorded certain unusual items, including the following:

     o the receipt of $26 million awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and

     o restructuring charges totalling $14 million substantially related to a European facility and the Privatizations.

o COMMODITY PRICES: During the third quarter of 2005, we continued to pay more for raw materials, including purchased components, used in our production compared to the third quarter of 2004. Although a significant portion of our steel, resins and other components are covered under customer resale programs or long-term contracts, increased commodity prices negatively impacted our results in the third quarter of 2005, as compared to the third quarter of 2004 and we expect this trend to continue for the balance of the year. At the same time, scrap steel prices have decreased which has negatively impacted our results in the third quarter of 2005, as compared to the third quarter of 2004.

o PRICING PRESSURES: Given the increasingly competitive nature of the industry, we faced increased price concessions in the third quarter of 2005 as compared to the third quarter of 2004.

o UNDERPERFORMING DIVISIONS: We continue to experience inefficiencies and operating losses at Decoma's fascia moulding and paint facility in Georgia as it launches and ramps up production on new programs. In Europe, Decoma continues to experience increased losses associated with under-utilized paint capacity, performance issues and program launch costs.

o PLANT RATIONALIZATIONS AND RESTRUCTURING: As discussed above, during the third quarter of 2005 we incurred certain restructuring costs. In connection with the Privatizations and industry conditions, during 2005 we have been assessing our global operating structure and capacity. As a result of this assessment, we are implementing a facility rationalization strategy that includes operating group restructuring and plant consolidations, sales and/or closures, and the associated expenses have had, and will continue to have, an adverse effect on our 2005 profitability.

INDUSTRY TRENDS AND RISKS
--------------------------------------------------------------------------------

A number of trends have had a significant impact on the global automotive industry in recent years, including:

o increased pressure by automobile manufacturers on automotive component suppliers to reduce their prices and bear additional costs;

o globalization and consolidation of the automotive industry, including both automobile manufacturers and automotive component suppliers;

o the evolving role of independent automotive component suppliers and their progression up the "value chain";

o    increased outsourcing and modularization of vehicle production;

o increased engineering capabilities required in order to be awarded new business for more complex systems and modules;

o increased prevalence of lower volume "niche" vehicles built off high-volume global vehicle platforms;

o    growth of Asian-based automobile manufacturers in North America and Europe;

o    volatility of commodity costs; and

o    growth of the automotive industry in China and other Asian countries.

The following are some of the more significant risks that could affect our ability to achieve our desired results:

o The global automotive industry is cyclical and consumer demand for automobiles is sensitive to changes in certain economic and political conditions, including interest rates, oil and energy prices and international conflicts (including acts of terrorism). As a result of these conditions, some of our customers are currently experiencing reduced consumer demand for their vehicles, leading to declining vehicle production volumes. A continued reduction in vehicle production volumes could have a material adverse effect on our profitability.

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o    Rising healthcare, pension and other post-employment benefit costs are having a significant adverse effect on the profitability and competitiveness of certain North American based automobile manufacturers and automotive component suppliers. Increased raw material prices, including steel and resins, are also adversely affecting automobile manufacturers and automotive component suppliers. Other economic conditions, such as increased gasoline prices, could further threaten sales of certain models, such as full-sized sport utility vehicles. All of these conditions, coupled with a decline in market share and overall production volumes, could threaten the financial condition of some of our customers. Through our normal supply relationship, we are exposed to credit risk with our customers and, in the event that our customers are unable to satisfy their financial obligations or seek protection from their creditors, as in the case of MG Rover, we may incur additional expenses as a result of such credit exposure, which could have a material adverse effect on our profitability.

o Although we supply parts to most of the leading automobile manufacturers, a significant majority of our sales are to four automobile manufacturers. A decline in overall production volumes by these customers, such as in the case of GM and Ford in recent quarters, could have an adverse effect on our sales and profitability, particularly if we are unable to further diversify our customer base. Moreover, while we supply parts for a wide variety of vehicles produced in North America and Europe, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market share among vehicles or the early termination, loss, renegotiation of the terms of, or delay in the implementation of any significant production contract could have an adverse effect on our sales and profitability.

o Over the last year we have experienced significant price increases for key commodities used in our parts production, particularly steel and resin. We expect steel prices will remain at elevated levels in 2005. Approximately half of our steel is acquired through resale programs operated by the automobile manufacturers, which do not expose us to steel price increases, and the balance is acquired through spot, short-term and long-term contracts. However, one such supplier has challenged its agreements with one of our operating groups while steel prices were rising and, to the extent that it successfully continues to dispute, terminate or otherwise refuse to honour its contracts, our exposure to steel price increases will increase to the extent that steel prices remain at elevated levels. We also sell scrap steel, which is generated through our parts production process, and the revenues from these sales have reduced some of our exposure to steel price increases in the past. However, if scrap steel prices decline, while steel prices remain high, our ability to reduce our exposure to steel price increases will diminish. To the extent we are unable to fully mitigate our exposure to increased steel prices, or to pass on to our customers the additional costs associated with increased steel or resin prices, such additional costs could have a material adverse effect on our profitability.

o We rely on a number of suppliers to supply us with a wide range of components required in connection with our business. Economic conditions, intense pricing pressures, increased commodity costs and a number of other factors have left many automotive components suppliers in varying degrees of financial distress. The continued financial distress or the insolvency or bankruptcy of one of our major automotive components suppliers could disrupt the supply of components to us from these suppliers, possibly resulting in a temporary disruption in the supply of products by us to our customers. Additionally, the financial distress or the insolvency or bankruptcy of a significant supplier to one of our customers could disrupt the supply of products to such customer, resulting in a reduction in production by our customer. Such a reduction in our customer's production could negatively impact our production, resulting in unrecoverable losses. Any prolonged disruption in the supply of critical components by our suppliers or suppliers to one of our customers, the inability to re-source production of a critical component from a financially distressed automotive components sub-supplier, or any temporary shut-down of one of our production lines or the production lines of our customers, could have a material adverse effect on our operations and/or profitability. Additionally, the insolvency, bankruptcy or financial restructuring of any of our critical suppliers could result in us incurring unrecoverable costs related to the financial work-out of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such suppliers are not able to assume responsibility for such amounts.

o Increasing price reduction pressures from our customers could reduce profit margins. We have entered into, and will continue to enter into, long-term supply arrangements with automobile manufacturers which provide for, among other things, price concessions over the supply term. To date, these concessions have been fully or partially offset by cost reductions arising principally from product and process improvements and price reductions from our suppliers. However, the competitive automotive industry environment in North America, Europe and Asia has caused these pricing pressures to intensify. Some of our customers have demanded, and in light of challenging automotive industry conditions may continue to demand, additional price concessions and retroactive price reductions. We may not be successful in offsetting all of these price concessions through improved operating efficiencies, reduced expenditures or reduced prices from our suppliers. Such concessions could have a material adverse effect on our profitability to the extent that they are not offset through cost reductions or improved operating efficiencies.

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o    We continue to be pressured to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that we pay for design, engineering and tooling costs that are incurred up to the start of production and recover these costs through amortization in the piece price of the applicable component. Some of these costs cannot be capitalized, which could adversely affect our profitability until the programs in respect of which they have been incurred are launched. In addition, since our contracts generally do not include any guaranteed minimum purchase requirements, if estimated production volumes are not achieved, these costs may not be fully recovered, which could have an adverse effect on our profitability.

o Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. If our products are, or are alleged to be, defective, we may be required to participate in a recall of those products, particularly if the actual or alleged defect relates to vehicle safety. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product default issues. Recall costs are costs incurred when we and/or our customers decide, either voluntarily or involuntarily, to recall a product due to a known or suspected performance issue. Costs typically include the cost of the product being replaced, the customer's cost of the recall and labour to remove and replace the defective part. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently we only account for existing or probable claims, however, the obligation to repair or replace such products could have a material adverse effect on our operations and financial condition.

o We are also subject to the risk of exposure to product liability claims in the event that the failure of our products results in bodily injury and/or property damage. We may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, we have bodily injury coverage under insurance policies. This coverage will continue until August 2006 and is subject to renewal on an annual basis. A successful claim against us in excess of our available insurance coverage could have an adverse effect on our operations and financial condition.

o Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. However, as a result of hedging programs employed by us primarily in Canada, foreign currency transactions are not fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Despite these measures, significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or the British pound, could have an adverse effect on our financial condition.

o In response to the increasingly competitive automotive industry conditions, we may further rationalize some of our production facilities. Additional expenses associated with such a rationalization, including plant closings and relocations and employee severance costs, could also have an adverse effect on our short-term profitability.

o We anticipate that our fourth quarter results will be impacted by losses at certain of our operating divisions in both North America and Europe. We are currently reviewing our long-term plans for some of these operating divisions. As a result, there is a risk that we may not be able to recover certain long-term assets at some of these operating divisions. Although we are currently unable to quantify any such amounts, any unrecoverable amount could have a material adverse effect on our short-term profitability.

o In connection with the recent Privatizations of our former publicly traded subsidiaries, we expect certain functions will be reorganized to streamline such functions in a manner consistent with the stated objectives of the Privatizations. Such reorganization could involve additional expenses, such as office closings and relocations and employee severance costs, which could have an adverse effect on our short-term profitability.

o From time to time, we may be contingently liable for contractual and other claims with customers, suppliers and former employees. On an ongoing basis, we attempt to assess the likelihood of any adverse judgements or outcomes to these claims, although it is difficult to predict final outcomes with any degree of certainty. At this time, we do not believe that any of the claims which we are party to will have a material adverse effect on our financial position, however, we cannot provide any assurance to this effect.

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RESULTS OF OPERATIONS
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ACCOUNTING CHANGE

FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

In 2003, the Canadian Institute of Chartered Accountants ("CICA") amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ("CICA 3860") to require certain obligations that may be settled with an entity's own equity instruments be reflected as a liability. The amendments require us to present our Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert the 6.5% Convertible Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. We adopted these new recommendations effective January 1, 2005 on a retroactive basis.

The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:


Increase in other assets                                                $      2
--------------------------------------------------------------------------------

Decrease in income taxes payables                                       $      1
Increase in long-term debt                                                   216
Decrease in debentures' interest obligation                                   38
Decrease in minority interest                                                 68
--------------------------------------------------------------------------------

Decrease in other paid-in-capital                                       $     75
Increase in retained earnings                                                  2
Decrease in currency translation adjustment                                   34
--------------------------------------------------------------------------------

The impact of this accounting policy change on the consolidated statements of income and retained earnings was as follows:


                                                                                              Three months      Nine months
                                                                                                     ended            ended
                                                                                             September 30,    September 30,
                                                                                                      2004             2004
---------------------------------------------------------------------------------------------------------------------------

Increase in interest expense                                                                     $      10         $     29
Decrease in income taxes                                                                                (4)             (11)
Decrease in minority interest                                                                           (1)              (3)
---------------------------------------------------------------------------------------------------------------------------
Decrease in net income                                                                                  (5)             (15)
Decrease in financing charges on Preferred Securities
     and other paid-in-capital                                                                           5               15
Decrease in foreign exchange gain on redemption of
     Preferred Securities                                                                              (18)             (18)
---------------------------------------------------------------------------------------------------------------------------
Decrease in net income available to Class A Subordinate
     Voting and Class B Shareholders                                                             $     (18)        $    (18)
===========================================================================================================================

Reduction of earnings per Class A Subordinate voting
     or Class B Share
         Basic                                                                                   $   (0.18)        $  (0.18)
         Diluted                                                                                 $   (0.18)        $  (0.18)
===========================================================================================================================

COMPARATIVE PERIOD AMOUNTS

EUROPEAN AVERAGE DOLLAR CONTENT PER VEHICLE

Our reporting of European production sales and European average dollar content per vehicle has historically included sales related to our complete vehicle assembly business (see "European Complete Vehicle Assembly Sales" below). Effective with the first quarter of 2004, European production sales and European complete vehicle assembly sales have been presented separately, however, European average dollar content per vehicle continued to include both European production sales and European complete vehicle assembly sales.

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Complete vehicle assembly sales are calculated as follows:

o where assembly programs are accounted for on a value-added basis, 100% of the selling price to the OEM customer is included in complete vehicle assembly sales; and

o where assembly programs are accounted for on a full-cost basis, complete vehicle assembly sales include 100% of the selling price to the OEM customer, less intercompany parts purchases made by our assembly divisions. These intercompany purchases are included in European production sales.

Effective with the first quarter of 2005, European average dollar content per vehicle includes only European production sales. The comparative period European average dollar content per vehicle has been restated to conform to the current period's presentation. We do not have any complete vehicle assembly sales in North America.

AVERAGE FOREIGN EXCHANGE


                                                  FOR THE THREE MONTHS                    FOR THE NINE MONTHS
                                                   ENDED SEPTEMBER 30,                    ENDED SEPTEMBER 30,
                                               --------------------------             --------------------------
                                                   2005            2004       Change       2005           2004       Change
---------------------------------------------------------------------------------------------------------------------------

1 Canadian dollar equals U.S. dollars             0.834           0.766     +    9%       0.818          0.753       +   9%
1 euro equals U.S. dollars                        1.221           1.223        --         1.262          1.225       +   3%
1 British pound equals U.S. dollars               1.788           1.816     -    2%       1.843          1.821       +   1%
---------------------------------------------------------------------------------------------------------------------------

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of these operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of historical hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by the recent movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2005
--------------------------------------------------------------------------------

SALES

                                                                               FOR THE THREE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                           --------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------

VEHICLE PRODUCTION VOLUMES (MILLIONS OF UNITS)
   North America                                                           3.722                3.632              +     2%
   Europe                                                                  3.509                3.724              -     6%
---------------------------------------------------------------------------------------------------------------------------

AVERAGE DOLLAR CONTENT PER VEHICLE
   North America                                                       $     756             $    608              +    24%
   Europe                                                              $     338             $    297              +    14%
---------------------------------------------------------------------------------------------------------------------------

SALES

   North American Production                                           $   2,813             $  2,210              +    27%
   European Production                                                     1,187                1,107              +     7%
   European Complete Vehicle Assembly                                        879                1,098              -    20%
   Tooling, Engineering and Other                                            502                  369              +    36%
---------------------------------------------------------------------------------------------------------------------------
   Total Sales                                                         $   5,381             $  4,784              +    12%
===========================================================================================================================

Total sales reached a third quarter record, increasing 12% or $597 million to $5.4 billion compared to $4.8 billion for the third quarter of 2004.

NORTH AMERICAN PRODUCTION SALES

North American production sales increased 27% or $603 million to $2.8 billion for the third quarter of 2005 compared to $2.2 billion for the third quarter of 2004. This increase in production sales reflects a 24% increase in our North American average dollar content per vehicle combined with a 2% increase in North American vehicle production volumes.

Our average dollar content per vehicle grew by 24% or $148 to $756 for the third quarter of 2005 compared to $608 for the third quarter of 2004, primarily as a result of:

o the launch of new programs during or subsequent to the third quarter of 2004, including:

     o    the Chevrolet Cobalt and Pontiac Pursuit;

     o    the Hummer H3;

     o    the Dodge Charger;

     o    the Chevrolet HHR;

     o    the Mercedes M-Class;

     o    the Ford Mustang; and

     o    the Pontiac Torrent;

o the acquisition of the New Venture Gear, Inc. ("NVG") business in September 2004;

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

o increased production and/or content on certain programs, including the Chrysler minivans.

These increases were partially offset by:

o the impact of lower production and/or content on certain high content programs, including:

     o    the GMT800 platform;

     o    the Dodge Ram pickup;

     o    the Ford Expedition;

     o    the Chevrolet Canyon and GMC Colorado;

     o    the Ford Freestar and Mercury Monterey; and

     o    the Dodge Magnum;

o programs that ended production during or subsequent to the third quarter of 2004; and

o    incremental customer price concessions.

EUROPEAN PRODUCTION SALES

European production sales increased 7% or $80 million to $1.2 billion for the third quarter of 2005 compared to $1.1 billion for the third quarter of 2004. This increase in production sales reflects a 14% increase in our European average dollar content per vehicle, partially offset by a 6% decline in European vehicle production volumes.

Our average dollar content per vehicle grew by 14% or $41 to $338 for the third quarter of 2005 compared to $297 for the third quarter of 2004, primarily as a result of:

o programs that launched during or subsequent to the third quarter of 2004, including the Mercedes A-Class and B-Class;

o    the acquisition of the European operations of NVG; and

o    increased production on certain programs including the MINI Cooper.

These increases were partially offset by:

o the impact of lower production volumes on certain programs, including the Mercedes E-Class;

o lower production volumes on the recently launched Audi A4 compared to the production volumes on the previous Audi A4 in the third quarter of 2004;

o    incremental customer price concessions; and

o the end of production on all MG Rover programs as a result of MG Rover Group Limited ("MG Rover") being placed into administration during the second quarter of 2005 in the United Kingdom, which is similar to Chapter 11 bankruptcy protection in the United States (the "MG Rover situation").

EUROPEAN COMPLETE VEHICLE ASSEMBLY SALES

European complete vehicle assembly sales decreased 20% or $219 million to $879 million for the third quarter of 2005 compared to $1.1 billion for the third quarter of 2004. Our complete vehicle assembly volumes for the third quarter of 2005 and the third quarter of 2004 were as follows:

                                                                               FOR THE THREE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                          ---------------------------
COMPLETE VEHICLE ASSEMBLY VOLUMES (UNITS)                                   2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------

Full-Costed:
   BMW X3, Mercedes E-Class and G-Class, Saab 9(3) Convertible            32,105               41,109              -    22%
Value-Added:
   Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager                    23,930               16,426              +    46%
---------------------------------------------------------------------------------------------------------------------------
                                                                          56,035               57,535              -     3%
===========================================================================================================================

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts, we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis also impact our levels of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales and, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

The decrease in complete vehicle assembly sales is primarily the result of:

o lower assembly volumes for vehicles accounted for on a full-cost basis, including:

     o    the BMW X3;

     o    the Saab 9(3) Convertible; and

     o    the Mercedes G-Class; and

o lower assembly volumes for the Chrysler Voyager which is accounted for on a value-added basis.

These decreases were partially offset by:

o increased assembly volumes for certain vehicles which are accounted for on a value-added basis including:

     o the launch in June 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America; and

     o the launch of the Jeep Grand Cherokee in the first quarter of 2005 which had higher volumes than the previous model in the third quarter of 2004; and

o increased assembly volumes for the Mercedes E-Class 4MATIC which is accounted for on a full-cost basis.

TOOLING, ENGINEERING AND OTHER

Tooling, engineering and other sales increased 36% or $133 million to $502 million for the third quarter of 2005 compared to $369 million for the third quarter of 2004. The increase was primarily attributable to:

o tooling and engineering revenue related to programs which launched in 2005 or for upcoming program launches including:

     o General Motors' next generation full-size pickup and sport utilities platform;

     o    the Mercedes M-Class; and

     o    the next generation MINI Cooper; and

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

GROSS MARGIN

Gross margin increased $44 million to $702 million for the third quarter of 2005 compared to $658 million for the third quarter of 2004. Gross margin as a percentage of total sales decreased to 13.0% for the third quarter of 2005 compared to 13.8% for the third quarter of 2004.

Gross margin as a percentage of sales was negatively impacted by:

o    an increase in commodity prices, combined with lower scrap steel prices;

o a decrease in production volumes for several of our high content programs including the GMT800 platform, and the Ford Freestar and Mercury Monterey;

o    inefficiencies at certain facilities;

o the acquisition of the NVG business, which currently operates at margins that are lower than our consolidated average gross margin;

o    incremental customer price concessions;

o costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production, including:

     o a new frame facility in Kentucky for the recently launched Ford Explorer and the next generation F-Series Super Duty pickup trucks; and

     o a new fascia moulding and paint facilitiy in Georgia to support the launch of the Mercedes M-Class and R-Class; and

o    an increase in tooling and other sales that earn low or no margins.

Partially offsetting these decreases in gross margin as a percentage of sales were:

o    the closure during 2004 of certain underperforming divisions in Europe;

o    productivity improvements at certain divisions;

o    price reductions from our suppliers; and

o decreased complete vehicle assembly sales for the BMW X3, which has a lower gross margin percentage than our consolidated average gross margin because the costs of this vehicle assembly contract are reflected on a full-cost basis in the selling price of the vehicle.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization costs increased 16% or $24 million to $174 million for the third quarter of 2005 compared to $150 million for the third quarter of 2004. The increase in depreciation and amortization for the third quarter of 2005 was primarily due to:

o depreciation and amortization on increased assets employed in the business to support future growth;

o    depreciation and amortization on assets acquired on the acquisition of NVG;

o    amortization of fair value increments related to the Privatizations; and

o an increase in reported U.S. dollar depreciation and amortization due to the strengthening of the Canadian dollar against the U.S. dollar.

These increases were partially offset by accelerated depreciation recorded in the third quarter of 2004 on certain program-specific assets that went out of service earlier than originally planned.

SELLING, GENERAL AND ADMINISTRATIVE ("SG&A")

SG&A expenses as a percentage of sales decreased to 5.3% for the third quarter of 2005 compared to 5.9% for the third quarter of 2004. SG&A expenses increased $6 million to $287 million for the third quarter of 2005 compared to $281 million for the third quarter of 2004.

The $6 million increase in SG&A expenses includes the following items:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;

o restructuring charges totalling $14 million substantially related to a European facility and the Privatizations; and

o a $2 million loss recorded in the third quarter of 2004 on the sale of a facility in Europe.

Excluding these items, the remaining $20 million increase in SG&A expenses is primarily a result of:

o    increased SG&A spending as a result of the acquisition of NVG;

o an increase in reported U.S. dollar expenses due to the strengthening of the Canadian dollar against the U.S. dollar; and

o    higher infrastructure costs to support upcoming launches.

INTEREST EXPENSE

Interest expense decreased $3 million to $2 million for the third quarter of 2005 compared to $5 million for the third quarter of 2004, primarily as a result of:

o a reduction of interest expense related to the Preferred Securities which were redeemed for cash in the third quarter of 2004; and

o a reduction in outstanding long-term debt as a result of the repayments of government debt and other long-term debt during 2004 and 2005.

These reductions were partially offset by:

o an increase in interest expense that has been accreted on the senior unsecured zero-coupon notes that were issued in connection with the acquisition of NVG; and

o lower interest income earned as a result of lower average cash balances during the third quarter of 2005 compared to the third quarter of 2004.

OPERATING INCOME

Operating income increased 8% or $17 million to $240 million for the third quarter of 2005 compared to $223 million for the third quarter of 2004. The discussion above provides an analysis of the $17 million increase in our operating income. In particular, on a comparable basis, our operating income was positively impacted by:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;

o    programs that launched during or subsequent to the third quarter of 2004;

o    the acquisition of the NVG business;

o    improved operations at certain facilities;

o accelerated depreciation recorded in the third quarter of 2004 on certain program-specific assets that went out of service earlier than originally planned;

o a loss recorded during the third quarter of 2004 on the sale of a facility in Europe;

o    productivity improvements at certain facilities;

o    price reductions from our suppliers; and

o the disposal of our Anotech facility during the first quarter of 2005 which improved our results as this division incurred operating losses during the third quarter of 2004.

Partially offsetting these increases was the negative impact of:

o    increased commodity prices;

o    incremental price concessions;

o restructuring charges totalling $14 million substantially related to a European facility and the Privatizations;

o increased depreciation and amortization as a result of the Privatizations and the acquisition of NVG; and

o    operating inefficiencies at certain facilities.

INCOME TAXES

Our effective income tax rate on operating income (excluding equity income) decreased to 33.9% for the third quarter of 2005 from 36.0% for the third quarter of 2004. The decrease in the effective income tax rate is primarily the result of a decrease in income tax rates in Austria and Mexico and a reduction in losses not benefited, partially offset by a change in mix of earnings whereby proportionately more operating income (excluding equity income) was earned in jurisdictions with higher tax rates.

MINORITY INTEREST

Minority interest expense decreased $11 million because no minority interest expense was recorded in the third quarter of 2005 as a result of the Privatizations.

NET INCOME

Net income increased 20% or $27 million to $159 million for the third quarter of 2005 compared to $132 million for the third quarter of 2004. The increase in net income is a result of the $17 million increase in operating income combined with the $11 million decrease in minority interest, partially offset by the $1 million increase in income taxes (see above).

EARNINGS PER SHARE

                                                                               FOR THE THREE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                       ---------------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------
Earnings per Class A Subordinate Voting or Class B Share:
         Basic                                                         $    1.47             $   1.37              +     7%
         Diluted                                                       $    1.44             $   1.37              +     5%
---------------------------------------------------------------------------------------------------------------------------

Average number of Class A Subordinate Voting and Class B Shares outstanding
     (millions):
         Basic                                                             108.4                 96.8              +    12%
         Diluted                                                           111.2                 97.4              +    14%
---------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share increased 5% or $0.07 to $1.44 for the third quarter of 2005 compared to $1.37 for the third quarter of 2004. Included in the $0.07 increase in diluted earnings per share is the net increase in diluted earnings per share of $0.10 related to the following items in the third quarters of 2005 and 2004:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;

o restructuring charges recorded in the third quarter of 2005 substantially related to a facility in Europe and the Privatizations;

o accelerated depreciation on certain program-specific assets recorded in the third quarter of 2004; and

o a loss recorded in the third quarter of 2004 on the sale of a facility in Europe.

Excluding these items, diluted earnings per share decreased $0.03 from the third quarter of 2004 as a result of an increase in the weighted average number of diluted shares outstanding during the quarter, partially offset by the increase in net income (excluding the above items).

The increase in the weighted average number of diluted shares outstanding was a result of:

o approximately 11.9 million additional shares that were included in the weighted average number of shares outstanding as a result of the Privatizations;

o approximately 1.1 million additional shares that are issuable as a result of assuming Decoma's obligation for its 6.5% Convertible Subordinated Debentures;

o 0.3 million additional shares that were issued on the exercise of stock options during the third quarter of 2004 and the first nine months of 2005; and

o an increase in the number of options outstanding as a result of assuming the Tesma, Decoma and Intier stock options.

This increase in the weighted average number of shares outstanding was partially offset by a lower average trading price for our Class A Subordinate Voting Shares, which results in fewer options becoming dilutive.

RETURN ON FUNDS EMPLOYED

An important financial ratio that we use across all of our operating units to measure return on investment is return on funds employed ("ROFE")(1).

ROFE for the third quarter of 2005 was 14.9%, a decline from 18.6% for the third quarter of 2004. In the third quarters of 2005 and 2004, we had the following items that accounted for a net 1.3% increase in our ROFE:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;

o restructuring charges recorded in the third quarter of 2005 substantially related to a facility in Europe and the Privatizations;

o accelerated depreciation on certain program specific assets recorded in the third quarter of 2004; and

o a loss recorded in the third quarter of 2004 on the sale of a facility in Europe.

--------------------------------------------------------------------------------

(1) ROFE IS DEFINED AS EBIT(2) DIVIDED BY THE AVERAGE FUNDS EMPLOYED(3) FOR THE PERIOD.

(2) EBIT IS DEFINED AS OPERATING INCOME AS PRESENTED ON OUR UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS BEFORE NET INTEREST EXPENSE.

(3) FUNDS EMPLOYED IS DEFINED AS LONG TERM ASSETS, EXCLUDING FUTURE TAX ASSETS PLUS NON-CASH OPERATING ASSETS AND LIABILITIES(4).

(4) NON-CASH OPERATING ASSETS AND LIABILITIES ARE DEFINED AS THE SUM OF ACCOUNTS RECEIVABLE, INVENTORY, INCOME TAXES RECOVERABLE AND PREPAID ASSETS LESS THE SUM OF ACCOUNTS PAYABLE, ACCRUED SALARIES AND WAGES, OTHER ACCRUED LIABILITIES, INCOME TAXES PAYABLE AND DEFERRED REVENUES.

Excluding these items, the remaining 5.0% decrease in ROFE can be attributed to a decrease in our EBIT (excluding unusual items) combined with an increase in our average funds employed for the third quarter of 2005 compared to the third quarter of 2004. The increase in our average funds employed was primarily a result of:

o    the acquisition of the NVG business;

o the Privatizations, which added approximately $600 million of funds employed;

o an increase in our average investment in non-cash operating assets and liabilities as discussed below in the "Cash Flow from Operations" section; and

o increased funds employed for new facilities associated with new or upcoming launches.

SEGMENTS
--------------------------------------------------------------------------------

                                                                    FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                     ----------------------------------------------------------------------
                                                                2005                                          2004
                                                     ---------------------------                 --------------------------
                                                         TOTAL                                       TOTAL
                                                         SALES              EBIT                     SALES             EBIT
---------------------------------------------------------------------------------------------------------------------------

Decoma                                               $     765         $       5                 $     639         $     12
Intier                                                   1,308                26                     1,278               41
Tesma                                                      363                25                       322               20
Magna Steyr                                              1,554                60                     1,432               51
Other Automotive Operations                              1,442                86                     1,153               76
Corporate and Other (I)                                    (51)               40                       (40)              28
---------------------------------------------------------------------------------------------------------------------------
                                                     $   5,381         $     242                 $   4,784         $    228
===========================================================================================================================

(I) INCLUDED IN CORPORATE AND OTHER ARE INTERCOMPANY FEE REVENUE, AND INTERCOMPANY SALES ELIMINATIONS.

The sales amounts in the following discussion are before intersegment eliminations.

DECOMA

SALES

Decoma's sales increased by 20% or $126 million to $765 million for the third quarter of 2005 from $639 million for the third quarter of 2004. The increase in sales is primarily the result of an increase in Decoma's North American and European average dollar content per vehicle and an increase in Decoma's tooling, engineering and other sales, combined with a 2% increase in North American vehicle production volumes, partially offset by a 6% decline in European vehicle production volumes.

In North America, the increase in Decoma's average dollar content per vehicle was primarily attributable to:

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

o increased production and/or content on several programs, related principally to the launch of new programs during or subsequent to the third quarter of 2004 including:

     o    the Mercedes M-Class;

     o    the Chrysler 300/300C, Dodge Magnum and Charger;

     o    the Cadillac DTS;

     o    the Chevrolet Equinox, Cobalt and Impala;

     o    the Pontiac Pursuit; and

     o    the Jeep Grand Cherokee.

These increases were partially offset by incremental customer price concessions.

In Europe, the increase in Decoma's average dollar content per vehicle was primarily attributable to:

o increased production and/or content on several programs, related principally to the launch of new programs during or subsequent to the third quarter of 2004 including:

     o the launch of the fascia and front end module for the Mercedes A-Class and B-Class;

     o the ramp up of the fascia and front end module for the Volkswagen City Car; and

     o    the launch of various Porsche, Audi and other Mercedes programs.

These increases were partially offset by incremental customer price concessions and the end of production on all MG Rover programs as a result of the MG Rover situation.

EBIT

Decoma's EBIT decreased 58% or $7 million to $5 million for the third quarter of 2005 compared to $12 million for the third quarter of 2004. This decrease is primarily attributable to:

o operating losses at Decoma's fascia moulding and paint facility in Georgia as it launches and ramps up production on new programs;

o inefficiencies at facilities in Europe, including increased losses associated with under-utilized paint capacity, performance issues and program launch costs;

o    incremental customer price concessions; and

o    increased raw material costs.

These decreases were partially offset by:

o    operational improvements realized at certain facilities;

o    price reductions from our suppliers;

o the disposal of Decoma's Anotech facility during the first quarter of 2005 which improved results as this division incurred operating losses during the third quarter of 2004; and

o    contributions from new launches.

INTIER

SALES

Intier's sales increased by 2% or $30 million to $1.31 billion for the third quarter of 2005 compared to $1.28 billion for the third quarter of 2004. The increase in sales is primarily the result of an increase in Intier's North American and European average dollar content per vehicle combined with a 2% increase in North American vehicle production volumes, partially offset by a 6% decline in European vehicle production volumes.

In North America, the increase in Intier's average dollar content per vehicle was primarily attributable to:

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S dollar;

o the launch of new programs during or subsequent to the third quarter of 2004, including:

     o    the complete interior, excluding seats, for the Hummer H3;

     o    the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit;
          and

     o the complete seats, headliner, instrument panel, front console and latches for the Pontiac Torrent; and

o    increased production and/or content on certain programs including:

     o    the second and third row stow-in-floor seats for Chrysler minivans;

     o    the complete seats for the Chrysler Pacifica; and

     o    the side door latches for the Ford Freestyle.

These increases were partially offset by:

o    incremental customer price concessions;

o    lower volumes on certain high content programs including:

     o    the Ford Freestar and Mercury Monterey;

     o    the Ford Expedition;

     o    the Ford Explorer and Mercury Mountaineer; and

     o    the GMT800 platform; and

o    reduced content for the Dodge Ram pickup.

In Europe, the increase in Intier's average dollar content per vehicle was primarily attributable to:

o the launch of new programs during or subsequent to the third quarter of 2004 including:

     o    a side door latch for the Seat Altea and Volkswagen Passat; and

     o    the floorspace for the Mercedes S-Class; and

o increased volume on a number of programs including a modular side door latch for a number of Audi programs.

These increases were partially offset by:

o    incremental customer price concessions;

o lower volumes on certain programs including the Audi A6 and the Mercedes E-Class; and

o the end of production on all MG Rover programs as a result of the MG Rover situation.

EBIT

Intier's EBIT decreased by 37% or $15 million to $26 million for the third quarter of 2005 compared to $41 million for the third quarter of 2004. The decrease is primarily a result of:

o reduced operating margin resulting from lower vehicle volumes on certain of Intier's high content programs;

o reduced operating margin resulting from reduced content on the Dodge Ram pickup;

o increased raw material prices, including purchased components, partially offset by price reductions from certain suppliers;

o    incremental customer price concessions;

o    operating inefficiencies at certain facilities;

o    costs incurred to support future launches; and

o    costs incurred in Asia on new joint-venture facilities.

These decreases in EBIT were partially offset by:

o additional gross margin earned on sales from new product launches and increased volumes on certain programs;

o an increase in reported U.S. dollar EBIT due to the strengthening of the Canadian dollar against the U.S. dollar;

o a $2 million loss recorded in the third quarter of 2004 on the sale of a facility in Europe; and

o    operational improvements at certain facilities.

TESMA

SALES

Tesma's sales increased by 13% or $41 million to $363 million for the third quarter of 2005 compared to $322 million for the third quarter of 2004. The increase in sales is primarily the result of an increase in Tesma's North American and European average dollar content per vehicle, combined with a 2% increase in North America vehicle production volumes, partially offset by a 6% decline in European vehicle production volumes.

In North America, Tesma's average dollar content per vehicle increased over the prior year, as a result of an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar and increased production and/or content on certain programs including:

o the launch of assemblies including oil pans, flexplates and an integrated front cover with water pump for General Motors' 3.9L engine program;

o General Motors' Line 4, 5 and 6 engines, which are installed into mid-size sport utility vehicles ("SUVs") and mid-size pick-up trucks;

o water pump modules, flexplates and tensioner assemblies for the 5.7L Hemi engine for the Dodge Durango, Chrysler 300/300C and Dodge Magnum;

o various stamped components included in 6-speed and continuously variable transmission applications for Ford; and

o engine front cover and water pump modules for Hyundai's high volume Lambda V6 engine program.

Partially offsetting these sales were incremental customer price concessions and lower production volumes on certain programs at General Motors and Ford including:

o the General Motors GEN IV engine, and 4L60E and LCT 1000 transmissions, which are installed in General Motors' larger pickup trucks and SUVs;

o the General Motors L850/LE5 engine program used in smaller compact cars and SUVs; and

o the Ford Modular V8 engine which is used in Ford's high volume pickup trucks and larger cars.

In Europe, Tesma's average dollar content per vehicle increased as a result of:

o the launch of stainless steel fuel tank assemblies for DaimlerChrysler's W221/211 vehicle platforms;

o increased volumes and content for stainless steel fuel tank assemblies for Audi's D3 platform;

o    higher shipments of fuel filler pipes for Ford's high volume Focus program;
     and

o    volume increases and new launches of water pumps for Fiat.

EBIT

Tesma's EBIT increased 25% or $5 million to $25 million for the third quarter of 2005 compared to $20 million for the third quarter of 2004. The increase in EBIT was largely a result of:

o decreased year-over-year material costs driven by lower steel surcharge levels and price reductions from certain suppliers;

o    higher operating margin earned as a result of higher sales levels; and

o    operational improvements at certain underperforming facilities in North
     America.

These increases were partially offset by incremental customer price concessions.

MAGNA STEYR

SALES

Magna Steyr's sales increased by 9% or $122 million to $1.6 billion for the third quarter of 2005 compared to $1.4 billion for the third quarter of 2004. The increase in sales was a result of:

o    the acquisition of the NVG business;

o an increase in transfer case sales for the Land Rover Discovery and BMW 3-Series and 5-Series;

o increased assembly volumes for certain vehicles which are accounted for on a value-added basis including:

     o the launch in June 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America; and

     o the launch of the Jeep Grand Cherokee in the first quarter of 2005 which had higher volumes than the previous model in the third quarter of 2004; and

o increased assembly volumes for the Mercedes E-Class 4MATIC which is accounted for on a full-cost basis.

These increases were partially offset by:

o lower complete vehicle assembly volumes for vehicles accounted for on a full-cost basis, including:

     o    the BMW X3;

     o    the Saab 9(3) Convertible; and

     o    the Mercedes G-Class;

o lower complete vehicle assembly volumes for the Chrysler Voyager which is accounted for on a value-added basis; and

o lower volumes for the BMW X3 for which we have production content in addition to the assembly contract.

EBIT

Magna Steyr's EBIT increased by 18% or $9 million to $60 million for the third quarter of 2005 compared to $51 million for the third quarter of 2004. The increase in EBIT is primarily a result of:

o    the acquisition of the NVG business;

o the increase in operating margin generated by increased sales, including the launch of the Chrysler 300/300C; and

o lower planning, engineering and start-up costs associated with General Motors' next generation full-size pick-ups and sport utilities program in comparison to the third quarter of 2004.

Partially offsetting these increases were lower operating margins earned as a result of the decrease in complete vehicle assembly sales.

OTHER AUTOMOTIVE OPERATIONS

SALES

Our Other Automotive Operations' sales increased 25% or $289 million to $1.4 billion for the third quarter of 2005 compared to $1.2 billion for the third quarter of 2004. The increase in sales was primarily a result of an increase in tooling sales and increases in the segment's North American and European average dollar content per vehicle combined with a 2% increase in North America vehicle production volumes, partially offset by a 6% decline in European vehicle production volumes.

In North America, the increase in average dollar content per vehicle is primarily a result of:

o the launch of new programs during or subsequent to the third quarter of 2004 including:

     o    frames and liftgate window encapsulation for the new Ford Explorer;

     o    various stampings for the Ford Mustang;

     o    Class A stampings and all window encapsulation for the Mercedes
          M-Class;

     o    various stampings for the Ford Fusion, Mercury Milan and Lincoln
          Zephyr;

     o    various stampings for the Chevrolet HHR; and

     o    Class A stampings for the Dodge Charger; and

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar.

These increases were partially offset by:

o    lower volumes on certain programs, in particular:

     o    the GMT800 platform; and

     o    the Ford Freestar and Mercury Monterey; and

o    incremental customer price concessions.

In Europe, the increase in average dollar content per vehicle is primarily the result of:

o the launch of new programs including the Mercedes S-Class and Volkswagen Passat, partially offset by reductions in volumes on several programs including the BMW 5-Series and electrochromic mirrors on various platforms, and incremental price concessions.

Tooling sales increased as a result of revenues earned on tooling for several programs including:

o General Motors' next generation full-size pickup and sport utilities platform;

o    the Mercedes M-Class;

o    the Dodge Charger; and

o    the Ford Fusion, Mercury Milan and the Lincoln Zephyr.

EBIT

Our Other Automotive Operations' EBIT increased 13% or $10 million to $86 million for the third quarter of 2005 compared to $76 million for the third quarter of 2004. The increase in EBIT is primarily a result of:

o higher gross margin earned from programs which launched during or subsequent to the third quarter of 2004;

o    price reductions from our suppliers; and

o accelerated depreciation recorded during the third quarter of 2004 on program-specific assets that went out of service earlier than originally planned.

These increases were partially offset by:

o lower operating margin earned on lower sales on certain high content programs;

o    incremental customer price concessions;

o    restructuring costs incurred at a facility in Europe; and

o increased commodity prices for steel and resins combined with lower scrap steel prices.

CORPORATE AND OTHER

Corporate and Other EBIT increased 43% or $12 million to $40 million for the third quarter of 2005 compared to $28 million for the third quarter of 2004. The increase in EBIT is primarily a result of:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project; and

o increased affiliation and other fee income earned as a result of higher sales.

These increases in EBIT were partially offset by:

o increased stock compensation expense as a result of the assumption of the stock option plans of Tesma, Intier and Decoma;

o    increased incentive compensation;

o    additional depreciation recorded as a result of the Privatizations; and

o    a decrease in investment tax credits.

RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005
--------------------------------------------------------------------------------

SALES

                                                                                FOR THE NINE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                         ------------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------
VEHICLE PRODUCTION VOLUMES (MILLIONS OF UNITS)
   North America                                                          11.812               11.942              -     1%
   Europe                                                                 11.894               12.489              -     5%
---------------------------------------------------------------------------------------------------------------------------

AVERAGE DOLLAR CONTENT PER VEHICLE
   North America                                                       $     729             $    603              +    21%
   Europe                                                              $     324             $    281              +    15%
---------------------------------------------------------------------------------------------------------------------------
SALES

   North American Production                                           $   8,609             $  7,198              +    20%
   European Production                                                     3,849                3,504              +    10%
   European Complete Vehicle Assembly                                      3,059                3,254              -     6%
   Tooling, Engineering and Other                                          1,440                1,044              +    38%
---------------------------------------------------------------------------------------------------------------------------
   Total Sales                                                         $  16,957             $ 15,000              +    13%
===========================================================================================================================

NORTH AMERICAN PRODUCTION SALES

North American production sales increased 20% or $1.4 billion to $8.6 billion for the nine months ended September 30, 2005 compared to $7.2 billion for the nine months ended September 30, 2004. This increase in production sales reflects a 21% increase in our North American average dollar content per vehicle, partially offset by a 1% decline in North American vehicle production volumes.

Our average dollar content per vehicle grew by 21% or $126 to $729 for the nine months ended September 30, 2005 compared to $603 for the nine months ended September 30, 2004, primarily as a result of:

o the launch of new programs during or subsequent to the nine months ended September 30, 2004, including:

     o    the Chevrolet Cobalt and Pontiac Pursuit;

     o    the Hummer H3;

     o    the Ford Mustang;

     o    the Cadillac STS;

     o    the Chrysler 300/300C;

     o    the Dodge Charger;

     o    the Mercedes M-Class;

     o    the Chevrolet Equinox; and

     o    the Mercury Mariner;

o    the acquisition of the NVG business in September 2004;

o an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar against the U.S. dollar; and

o increased production and/or content on certain programs, including Chrysler minivans.

These increases were partially offset by:

o    the impact of lower volumes and/or content on certain programs including:

     o    the GMT800 platform;

     o    the Ford Freestar and Mercury Monterey;

     o    the Dodge Ram pickup;

     o    the GMC Canyon and Chevrolet Colorado; and

     o    the Ford Expedition;

o programs that ended production during or subsequent to the nine months ended September 30, 2004; and

o    incremental customer price concessions.

EUROPEAN PRODUCTION SALES

European production sales increased 10% or $345 million to $3.8 billion for the nine months ended September 30, 2005 compared to $3.5 billion for the nine months ended September 30, 2004. This increase in sales reflects a 15% increase in our European average dollar content per vehicle, partially offset by a 5% decline in European vehicle production volumes.

Our average dollar content per vehicle grew by 15% or $43 to $324 for the nine months ended September 30, 2005 compared to $281 for the nine months ended September 30, 2004, primarily as a result of:

o programs that launched during or subsequent to the first nine months of 2004, including:

     o    the Land Rover Discovery;

     o    the Mercedes A and B-Class; and

     o    the BMW 1-Series;

o an increase in reported U.S. dollar sales due to the strengthening of European currencies against the U.S. dollar, in particular the euro; and

o    the acquisition of the European operations of NVG.

These increases were partially offset by:

o    lower production on certain programs, including the Mercedes E-Class;

o    incremental customer price concessions; and

o the end of production on all MG Rover programs as a result of the MG Rover situation.

EUROPEAN COMPLETE VEHICLE ASSEMBLY SALES

European complete vehicle assembly sales decreased 6% or $195 million to $3.1 billion for the nine months ended September 30, 2005 compared to $3.3 billion for the nine months ended September 30, 2004. This decrease in sales is primarily the result of:

o lower assembly volumes for vehicles accounted for on a full-cost basis, including:

     o    the BMW X3;

     o    the Mercedes E-Class 4MATIC;

     o    the Mercedes G-Class; and

     o    the Saab 9(3) Convertible; and

o lower assembly volumes for the Chrysler Voyager which is accounted for on a value-added basis.

These decreases were partially offset by increased assembly volumes for certain vehicles which are accounted for on a value-added basis including:

o the launch in June 2005 of the Chrysler 300 for distribution in European markets and certain other markets outside North America; and

o the launch of the Jeep Grand Cherokee in the first quarter of 2005 which had higher volumes than the previous model in the third quarter of 2004.

TOOLING, ENGINEERING AND OTHER

Tooling, engineering and other sales increased 38% or $396 million to $1.4 billion for the nine months ended September 30, 2005 compared to $1.0 billion for the nine months ended September 30, 2004. The increase was attributable to higher level of tooling and engineering revenue activities and an increase in reported U.S. dollar sales due to the strengthening of the Canadian dollar and euro, each against the U.S. dollar. Tooling and engineering revenue recorded in the first nine months of 2005 relates to a number of programs, including:

o    the Ford Fusion, Mercury Milan and Lincoln Zephyr launched in 2005;

o General Motors' next generation full-size pickup and sport utilities platform;

o the next generation MINI Cooper launching subsequent to the third quarter of 2005;

o    the Mercedes M-Class launched in 2005;

o    the Hummer H3 launched in 2005; and

o    the Jeep Grand Cherokee launched in 2005.

OPERATING INCOME

Operating income decreased 7% or $58 million to $817 million for the nine months ended September 30, 2005 compared to $875 million for the nine months ended September 30, 2004. On a comparable basis, our operating income was negatively impacted by:

o    reduced volumes on certain high content GM and Ford programs;

o    incremental price concessions;

o    increased commodity prices;

o costs incurred at new facilities in preparation for upcoming launches or for programs that have not fully ramped up production;

o increased depreciation and amortization as a result of the Privatizations and the acquisition of NVG;

o    restructuring costs and impairment charges;

o charges recorded related to our MG Rover assets and supplier obligations as a result of the MG Rover situation;

o    costs to rationalize a facility in North America;

o    operating inefficiencies at certain facilities; and

o    the expensing of capitalized bank facility fees.

Partially offsetting these decreases was the positive impact of:

o the receipt of $26 million during the third quarter of 2005 which was awarded by a court in a lawsuit commenced by us in 1998 in respect of defective materials installed by a supplier in a real estate project;

o realization of a foreign currency gain on the repatriation of funds from Europe;

o    a gain on the disposal of a non-core seat component facility;

o the one-time charge to compensation expense of $12 million recorded in the first quarter of 2004;

o programs that launched during or subsequent to the first nine months of 2004;

o    operational improvements at certain facilities;

o    productivity improvements at certain divisions;

o    price reductions from our suppliers;

o charges recorded during the first quarter of 2004 with respect to the closure of facilities in Europe;

o accelerated depreciation recorded in the third quarter of 2004 for assets that were going out of service earlier than originally planned; and

o    the loss on sale of a facility in Europe during the third quarter of 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATIONS

                                                                              FOR THE THREE MONTHS
                                                                               ENDED SEPTEMBER 30,
                                                                       ------------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------
Net income                                                             $     159             $    132
Items not involving current cash flows                                       198                  179
---------------------------------------------------------------------------------------------------------------------------
                                                                       $     357             $    311              $     46
Changes in non-cash operating assets and liabilities                        (482)                 (74)
---------------------------------------------------------------------------------------------------------------------------
Cash provided from (used in) operating activities                      $    (125)            $    237              $  (362)
===========================================================================================================================

Cash flow from operations before changes in non-cash operating assets and liabilities increased $46 million to $357 million for the third quarter of 2005 compared to $311 million for the third quarter of 2004. The increase in cash flow from operations was due to a $27 million increase in net income (as explained above) combined with a $19 million increase in items not involving current cash flows.

The increase in items not involving current cash flows was due to:

o    a $24 million increase in depreciation and amortization as explained above;

o    a $3 million increase in future income taxes; and

o    a $3 million increase in other non-cash charges.

These increases were partially offset by an $11 million decrease in minority interest primarily as a result of the Privatizations.

Cash invested in operating assets and liabilities amounted to $482 million for the third quarter of 2005 which was comprised of the following sources and
(uses) of cash:

Accounts receivable                                                    $   (505)
Inventory                                                                  (116)
Prepaid expenses and other                                                  (11)
Accounts payable and other accrued liabilities                              140
Income taxes payable                                                          8
Deferred revenues                                                             2
--------------------------------------------------------------------------------
Changes in non-cash operating assets and liabilities                   $   (482)
================================================================================

The increase in accounts receivable is primarily due to the timing of cash receipts whereby approximately $500 million of cash was received shortly after the end of the third quarter.

The increase in inventory is a result of increased tooling inventory on certain programs that will be launching subsequent to the third quarter of 2005, an increase in work-in-process at one of our assembly facilities as a result of temporary supply disruptions and an increase in raw material inventory to support future production.

The increase in accounts payable and other accrued liabilities is consistent with the inventory build described above.

CAPITAL AND INVESTMENT SPENDING

                                                                              FOR THE THREE MONTHS
                                                                               ENDED SEPTEMBER 30,
                                                                       ------------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------
Fixed assets                                                           $    (198)            $   (211)
Other assets                                                                 (31)                  (2)
---------------------------------------------------------------------------------------------------------------------------
Fixed assets and other additions                                       $    (229)            $   (213)
Purchase of subsidiaries                                                       1                 (353)
Proceeds from disposals                                                        7                    6
---------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                      $    (221)            $   (560)             $    339
===========================================================================================================================

In the third quarter of 2005 we invested $198 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course and for productivity improvements, most of the investment was for component manufacturing, painting and assembly equipment for programs launching in future periods.

We invested $31 million in other assets in the third quarter of 2005 primarily representing fully reimbursable planning and engineering costs relating to programs that will be launching subsequent to the third quarter of 2005.

Purchase of subsidiaries in the third quarter of 2004 relates primarily to the acquisition of the NVG business. The cash portion of the purchase price, net of $3 million of cash acquired, amounted to $348 million. During the third quarter of 2005, we received a $1 million cash adjustment with respect to the acquisition of the NVG business.

Proceeds from disposals reflect proceeds from normal course fixed and other asset disposals.

FINANCING

                                                                             FOR THE THREE MONTHS
                                                                              ENDED SEPTEMBER 30,
                                                                      -------------------------------
                                                                            2005                 2004                Change
---------------------------------------------------------------------------------------------------------------------------
Issues of debt                                                         $      60             $    287
Repayments of debt                                                           (16)                 (25)
Redemption of Preferred Securities                                            --                 (300)
Issues of Class A Subordinate Voting Shares                                    6                   --
Issues of shares by subsidiaries                                              --                    3
Dividends paid to minority interests                                          --                   (5)
Dividends                                                                    (41)                 (37)
---------------------------------------------------------------------------------------------------------------------------
Cash provided from (used in) financing activities                      $       9             $    (77)             $     86
===========================================================================================================================

In association with the acquisition of the NVG business in the third quarter of 2004, we issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn$365 million ($287 million on issue date). The issues of debt in the third quarter of 2005 relate primarily to increases in bank indebtedness.

During the third quarter of 2004, we redeemed all of our outstanding Preferred Securities for $300 million in cash.

During the third quarter of 2005, we issued $6 million in Class A Subordinate Voting Shares on the exercise of stock options. The issue of shares by our subsidiaries in 2004 is comprised primarily of the issue of $3 million of Intier Class A Subordinate Voting Shares to the Intier employee deferred profit sharing program and on the exercise of stock options.

Dividends paid during the third quarter of 2005 were $41 million. These payments relate to dividends declared in respect of the three-month period ended June 30, 2005. The increase in quarterly dividends paid in the third quarter of 2005 compared to the third quarter of 2004 relates to the increase in the number of Class A Subordinate Voting Shares outstanding, primarily as a result of the Privatizations. There were no dividends paid to minority interests in the third quarter of 2005 as a result of the Privatizations.

FINANCING RESOURCES

                                                                           AS AT                As at
                                                                        SEPT 30,              Dec 31,
                                                                            2005                 2004 (i)            Change
---------------------------------------------------------------------------------------------------------------------------
LIABILITIES
   Bank indebtedness                                                   $     186             $    136
   Long-term debt due within one year                                        124                   84
   Long-term debt                                                            705                  984
   Minority interest                                                          --                  634
---------------------------------------------------------------------------------------------------------------------------
                                                                           1,015                1,838              $   (823)
Shareholders' equity                                                       6,556                5,335                 1,221
---------------------------------------------------------------------------------------------------------------------------
Total capitalization                                                   $   7,571             $  7,173              $    398
===========================================================================================================================

(i) AS REQUIRED BY CICA 3860, RESTATED TO RECLASSIFY OUR 7.08% SUBORDINATED DEBENTURES AND 6.5% CONVERTIBLE SUBORDINATED DEBENTURES TO LONG-TERM DEBT FROM SHAREHOLDERS' EQUITY AND MINORITY INTEREST, RESPECTIVELY.

Total capitalization increased by $398 million in the nine months ended September 30, 2005 to $7.6 billion. The increase in capitalization is a result of a $1.2 billion increase in shareholders' equity offset in part by an $823 million decrease in liabilities.

The increase in shareholders' equity is a result of:

o the Class A Subordinate Voting Shares issued as part of the purchase price for the Privatizations and on the exercise of stock options; and

o    net income earned during the nine months ended September 30, 2005.

These increases were partially offset by:

o    dividends paid;

o    a decrease in the currency translation adjustment; and

o a reduction in share capital as a result of the repurchase of Class A Subordinate Voting Shares for issuance to certain executives on a restricted basis.

The acquisition of the remaining interest in Decoma resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility (see below) and Decoma's 6.5% Convertible Subordinated Debentures maturing March 31, 2010 became direct obligations of Magna.

The decrease in liabilities is primarily due to:

o the decrease in minority interest as a result of the acquisitions of the remaining minority interest in Tesma, Intier and Decoma; and

o    decreases in long-term debt as a result of the repayment of:

     o the first series of our senior unsecured notes related to the acquisition of NVG; and

     o    the outstanding debt on Decoma's term debt facility.

During the third quarter of 2005, our cash resources decreased by $528 million to $991 million as a result of the cash used in operating and investing activities, partially offset by the cash provided from financing activities, all as discussed above. In addition to our cash resources, we had unused and available operating lines of credit of $27 million and term lines of credit of $814 million. During the first quarter of 2005, we repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, we amended and extended our existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

Subsequent to the third quarter of 2005, we completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion and a European tranche of E300 million. An Asian tranche of $50 million has been committed to by the bank group and is in the process of being finalized. On closing, we cancelled our existing facility of $745 million and Intier's facility of $365 million and E100 million.

In addition to the above unused and available financing resources, we sponsored a tooling finance program for tooling suppliers to finance tooling under construction for use in our operations. The maximum facility amount was Cdn $100 million. This tooling finance program has been cancelled for new business. As at September 30, 2005, less than Cdn $1 million remains outstanding under this facility and is included in accounts payable on our consolidated balance sheet.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at November 7, 2005 were exercised or converted:


Class A Subordinate Voting and Class B Shares                        109,266,709
Subordinated Debentures (i)                                            1,096,582
Stock options (ii)                                                     4,606,189
--------------------------------------------------------------------------------
                                                                     114,969,480
================================================================================

(i) THE ABOVE AMOUNTS INCLUDE SHARES ISSUABLE IF THE HOLDERS OF THE 6.5% CONVERTIBLE SUBORDINATED DEBENTURES EXERCISE THEIR CONVERSION OPTION BUT EXCLUDE CLASS A SUBORDINATE VOTING SHARES ISSUABLE, ONLY AT OUR OPTION, TO SETTLE INTEREST AND PRINCIPAL RELATED TO THE 6.5% CONVERTIBLE SUBORDINATED DEBENTURES. THE NUMBER OF CLASS A SUBORDINATE VOTING SHARES ISSUABLE AT OUR OPTION IS DEPENDENT ON THE TRADING PRICE OF CLASS A SUBORDINATE VOTING SHARES AT THE TIME WE ELECT TO SETTLE 6.5% CONVERTIBLE SUBORDINATED DEBENTURE INTEREST AND PRINCIPAL WITH SHARES.

     THE ABOVE AMOUNTS ALSO EXCLUDE CLASS A SUBORDINATE VOTING SHARES ISSUABLE, ONLY AT OUR OPTION, TO SETTLE THE 7.08% SUBORDINATED DEBENTURES ON REDEMPTION OR MATURITY. THE NUMBER OF SHARES ISSUABLE IS DEPENDENT ON THE TRADING PRICE OF CLASS A SUBORDINATE VOTING SHARES AT REDEMPTION OR MATURITY OF THE 7.08% SUBORDINATED DEBENTURES.

(ii) OPTIONS TO PURCHASE CLASS A SUBORDINATE VOTING SHARES ARE EXERCISABLE BY THE HOLDER IN ACCORDANCE WITH THE VESTING PROVISIONS AND UPON PAYMENT OF THE EXERCISE PRICE AS MAY BE DETERMINED FROM TIME TO TIME AND PURSUANT TO OUR 1987 INCENTIVE STOCK OPTION PLAN, AS AMENDED, TESMA'S AMENDED AND RESTATED STOCK OPTION PLAN, DECOMA'S OPTION PLAN AND INTIER'S 2001 INCENTIVE STOCK OPTION PLAN.

CONTRACTUAL OBLIGATIONS AND OFF-BALANCE SHEET FINANCING

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2005 that are outside the ordinary course of our business. Refer to our MD&A included in our 2004 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer's finance subsidiary of $60 million since we have the legal right of set-off of our long-term receivable against such borrowings and we are settling the related amounts simultaneously.

2005 OUTLOOK

--------------------------------------------------------------------------------

All amounts below exclude the impact of any potential future acquisitions.

We expect our results will continue to be impacted by the negative conditions in the automotive industry, including weak automotive production, OEM price concessions, higher commodity costs and general economic uncertainty. In addition, we expect that our 2005 results will be negatively impacted by certain unusual items, including rationalization and other charges associated with certain of our operations, including operations that supplied MG Rover, as well as restructuring charges arising from our recently completed privatizations.

We expect 2005 average dollar content per vehicle to be between $730 and $740 in North America and between $320 and $330 in Europe. We expect 2005 European complete vehicle assembly sales to be between $4.0 billion and $4.1 billion. Further, we have assumed 2005 vehicle production volumes will be approximately
15.7 million units in North America and approximately 15.9 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, current exchange rates, the above volume assumptions and anticipated complete vehicle assembly, tooling and other automotive sales, we expect our consolidated sales for 2005 to be between $22.3 billion and $22.9 billion, compared to 2004 consolidated sales of $20.7 billion. In addition, we expect that 2005 spending for fixed assets will be between $825 million and $875 million.

In 2005, excluding the impact of the unusual items noted above, we anticipate lower diluted earnings per share than 2004.

COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

From time to time, we may be contingently liable for litigation and other claims. Refer to note 28 to our 2004 audited consolidated financial statements, which describe these claims.

FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

The previous discussion contains statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, but are not limited to: changes in consumer demand due to global economic and political conditions (including acts of terrorism); decreases in automotive production volumes; shifts in market share away from vehicles or vehicle platforms on which we have high content and margins; our reliance on a small number of automobile manufacturers, some of which have been experiencing declining overall production volumes; our success in further diversifying our customer base; the impact of the declining competitiveness and deteriorating financial condition of some of our customers and suppliers; a decline in outsourcing by automobile manufacturers; pressure from our customers to reduce our prices and absorb certain fixed costs; the competitiveness of the automotive supply industry; our ability to reduce our exposure to, or recover, increases in prices for commodities such as steel and resins; increased crude oil and energy prices; product warranty and recall costs, as well as product liability risks; fluctuations in relative currency values; risks associated with doing business in foreign countries; the success of our proposed rationalization of production and/or the streamlining of administrative functions due to the privatization of our former publicly traded subsidiaries; rapid technological and regulatory changes; the threat of labour disruptions affecting us, our customers or our suppliers; program cancellations and delays in launching new programs; delays in constructing new facilities; changes in governmental regulations; the impact of environmental laws and regulations; the impact of legal proceedings to which we are or may become a party; our relationship with our controlling shareholder; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME
[UNAUDITED]
[U.S. DOLLARS IN MILLIONS, EXCEPT PER SHARE FIGURES]

                                                                          THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                         ----------------------      ----------------------
                                                                Note          2005         2004           2005         2004
---------------------------------------------------------------------------------------------------------------------------
                                                                                      [RESTATED                   [RESTATED
                                                                                        NOTE 2]                     NOTE 2]
Sales                                                                    $   5,381    $   4,784      $  16,957     $ 15,000
---------------------------------------------------------------------------------------------------------------------------

Cost of goods sold                                                           4,679        4,126         14,737       12,816
Depreciation and amortization                                                  174          150            515          425
Selling, general and administrative                               7            287          281            884          872
Interest expense, net                                                            2            5              5           22
Equity income                                                                   (1)          (1)            (6)         (10)
Impairment charges                                                              --           --              5           --
---------------------------------------------------------------------------------------------------------------------------
Income from operations before
   income taxes and minority interest                                          240          223            817          875
Income taxes                                                                    81           80            250          315
Minority interest                                                 3             --           11             11           61
---------------------------------------------------------------------------------------------------------------------------
Net income                                                               $     159    $     132      $     556     $    499
===========================================================================================================================

Earnings per Class A Subordinate Voting or Class B Share:
   Basic                                                                 $    1.47    $    1.37      $    5.24     $   5.17
   Diluted                                                               $    1.44    $    1.37      $    5.16     $   5.13
===========================================================================================================================

Cash dividends paid per Class A Subordinate Voting or
   Class B Share                                                         $    0.38    $    0.38      $    1.14     $   1.10
===========================================================================================================================

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
     Basic                                                                   108.4         96.8          106.2         96.6
     Diluted                                                                 111.2         97.4          108.3         97.3
===========================================================================================================================



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
[UNAUDITED]
[U.S. DOLLARS IN MILLIONS]

                                                                           THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                         ----------------------      ----------------------
                                                                Note          2005         2004           2005         2004
---------------------------------------------------------------------------------------------------------------------------
Retained earnings, beginning of period                                   $   3,251    $   2,701      $   2,935     $  2,384
Net income                                                                     159          132            556          499
Dividends on Class A Subordinate Voting and Class B Shares                     (42)         (37)          (125)        (107)
Adjustment for change in accounting policy related to
   financial instruments                                          2             --           --              2           20
---------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                         $   3,368    $   2,796      $   3,368     $  2,796
===========================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[UNAUDITED]
[U.S. DOLLARS IN MILLIONS]

                                                                           THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                         ----------------------      ----------------------
                                                                Note          2005         2004           2005         2004
---------------------------------------------------------------------------------------------------------------------------
                                                                                      [RESTATED                   [RESTATED
                                                                                        NOTE 2]                     NOTE 2]
CASH PROVIDED FROM (USED FOR):

OPERATING ACTIVITIES
Net income                                                               $     159    $     132      $     556     $    499
Items not involving current cash flows                                         198          179            564          607
---------------------------------------------------------------------------------------------------------------------------
                                                                               357          311          1,120        1,106
Changes in non-cash operating assets and liabilities                          (482)         (74)          (592)          78
---------------------------------------------------------------------------------------------------------------------------
                                                                              (125)         237            528        1,184
---------------------------------------------------------------------------------------------------------------------------

INVESTMENT ACTIVITIES
Fixed asset additions                                                         (198)        (211)          (527)        (531)
Purchase of subsidiaries                                          3              1         (353)          (168)        (417)
Increase in other assets                                                       (31)          (2)          (100)         (35)
Proceeds from disposition                                                        7            6             65           28
---------------------------------------------------------------------------------------------------------------------------
                                                                              (221)        (560)          (730)        (955)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issues of debt                                                                  60          287            122          316
Repayments of debt                                                4            (16)         (25)          (294)        (106)
Redemption of Preferred Securities                                4             --         (300)            --         (300)
Issues of Class A Subordinate Voting Shares                                      6           --             19           26
Issues of shares by subsidiaries                                                --            3              1           13
Dividends paid to minority interests                                            --           (5)            (1)         (14)
Dividends                                                                      (41)         (37)          (124)        (107)
---------------------------------------------------------------------------------------------------------------------------
                                                                                 9          (77)          (277)        (172)
---------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                    34           43            (49)          16
---------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents during the period        (303)        (357)          (528)          73
Cash and cash equivalents, beginning of period                               1,294        1,958          1,519        1,528
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                 $     991    $   1,601      $     991     $  1,601
===========================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS
[UNAUDITED]
[U.S. DOLLARS IN MILLIONS]

                                                                                          SEPTEMBER 30,        December 31,
                                                                              Note                 2005                2004
---------------------------------------------------------------------------------------------------------------------------
                                                                                                                  [RESTATED
                                                                                                                    NOTE 2]
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                     $     991            $  1,519
Accounts receivable                                                                               4,109               3,276
Inventories                                                                                       1,422               1,376
Prepaid expenses and other                                                                          125                 110
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  6,647               6,281
---------------------------------------------------------------------------------------------------------------------------
Investments                                                                                         141                 139
Fixed assets, net                                                                                 4,110               3,967
Goodwill                                                                         3                  953                 747
Future tax assets                                                                                   184                 195
Other assets                                                                                        343                 282
---------------------------------------------------------------------------------------------------------------------------
                                                                                              $  12,378            $ 11,611
===========================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Bank indebtedness                                                                             $     186            $    136
Accounts payable                                                                                  3,243               3,006
Accrued salaries and wages                                                                          478                 449
Other accrued liabilities                                                                           389                 350
Income taxes payable                                                                                 14                  35
Long-term debt due within one year                                                                  124                  84
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  4,434               4,060
---------------------------------------------------------------------------------------------------------------------------
Deferred revenue                                                                                     64                  70
Long-term debt                                                                 3,4                  705                 984
Other long-term liabilities                                                                         239                 240
Future tax liabilities                                                                              380                 288
Minority interest                                                                3                   --                 634
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  5,822               6,276
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Capital stock                                                                    6
   Class A Subordinate Voting Shares
     [issued: 108,137,989; December 31, 2004 - 95,850,377]                                        2,467               1,610
   Class B Shares
     [convertible into Class A Subordinate Voting Shares]
     [issued: 1,093,983]                                                                             --                  --
Other paid-in capital                                                                                 3                  --
Contributed surplus                                                              7                   61                  16
Retained earnings                                                                                 3,368               2,937
Currency translation adjustment                                                                     657                 772
---------------------------------------------------------------------------------------------------------------------------
                                                                                                  6,556               5,335
---------------------------------------------------------------------------------------------------------------------------
                                                                                              $  12,378            $ 11,611
===========================================================================================================================

                             SEE ACCOMPANYING NOTES

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
[UNAUDITED]
[ALL AMOUNTS IN U.S. DOLLARS AND ALL TABULAR AMOUNTS IN MILLIONS
UNLESS OTHERWISE NOTED]
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

     The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following Canadian generally accepted accounting principles, as well as following the accounting policies as set out in the 2004 annual consolidated financial statements, except for the accounting change set out in note 2.

     The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

     In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2005 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2005 and 2004.

2.   ACCOUNTING CHANGE

     FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION

     In 2003, the Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 3860 "Financial Instruments - Disclosure and Presentation" ["CICA 3860"] to require certain obligations that may be settled with an entity's own equity instruments be reflected as a liability. The amendments require the Company to present Preferred Securities and Subordinated Debentures as liabilities, with the exception of the equity value ascribed to the holders' option to convert the 6.5% Convertible Subordinated Debentures into Class A Subordinate Voting Shares, and to present the related liability carrying costs as a charge to net income. The Company adopted these new recommendations effective January 1, 2005 on a retroactive basis.

     The impact of this accounting policy change on the consolidated balance sheet as at December 31, 2004 was as follows:

     Increase in other assets                                           $      2
     ---------------------------------------------------------------------------

     Decrease in income taxes payable                                   $      1
     Increase in long-term debt                                              216
     Decrease in debentures' interest obligation                              38
     Decrease in minority interest                                            68
     ---------------------------------------------------------------------------

     Decrease in other paid-in-capital                                  $     75
     Increase in retained earnings                                             2
     Decrease in currency translation adjustment                              34
     ---------------------------------------------------------------------------

     The impact of this accounting policy change on the consolidated statements of income and retained earnings was as follows:

                                                                                     THREE MONTHS               NINE MONTHS
                                                                                            ENDED                     ENDED
                                                                               SEPTEMBER 30, 2004        SEPTEMBER 30, 2004
     ----------------------------------------------------------------------------------------------------------------------

     Increase in interest expense                                                       $      10                  $     29
     Decrease in income taxes                                                                  (4)                      (11)
     Decrease in minority interest                                                             (1)                       (3)
     ----------------------------------------------------------------------------------------------------------------------
     Decrease in net income                                                                    (5)                      (15)
     Decrease in financing charges on Preferred Securities
         and other paid-in-capital                                                              5                        15
     Decrease in foreign exchange gain on redemption of
         Preferred Securities                                                                 (18)                      (18)
     ----------------------------------------------------------------------------------------------------------------------
     Decrease in net income available to Class A Subordinate
         Voting and Class B Shareholders                                                $     (18)                 $    (18)
     ======================================================================================================================

     Reduction of earnings per Class A Subordinate voting
         or Class B Share
              Basic                                                                     $   (0.18)                 $ (0.18)
              Diluted                                                                   $   (0.18)                 $ (0.18)
     ======================================================================================================================

3.   ACQUISITIONS

     [a]  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

          [i]  TESMA

               On February 1, 2005, the shareholders of Tesma International Inc. ["Tesma"] approved a plan of arrangement that became effective on February 6, 2005 under which Magna acquired the outstanding 56% equity interest in Tesma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Tesma not owned by the Company was approximately $613 million, which was satisfied by issuing 6.7 million Magna Class A Subordinate Voting Shares [NOTE 6] and cash of approximately $103 million. In addition, Magna assumed responsibility for the existing stock options of Tesma, resulting in an increase in the purchase price of approximately $17 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus [NOTE 7]. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $270 million.

          [ii] DECOMA

               On February 28, 2005, the shareholders of Decoma International Inc. ["Decoma"] approved a plan of arrangement that became effective on March 6, 2005 under which Magna acquired the outstanding 27% equity interest in Decoma that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Decoma not owned by the Company was approximately $239 million, which was satisfied by issuing 2.9 million Magna Class A Subordinate Voting Shares [NOTE 6] and cash of approximately $31 million. In addition, Magna assumed responsibility for the existing stock options of Decoma, resulting in an increase in the purchase price of approximately $2 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus [NOTE 7]. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $78 million.

               The Decoma plan of arrangement resulted in the amalgamation of Magna and Decoma. As a result of this amalgamation, Decoma's three-year term credit facility maturing September 30, 2007 and Decoma's 6.5% Convertible Subordinated Debentures maturing March 31, 2010 became direct obligations of the Company. In March 2005, the Company repaid outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled [NOTE 4].

          [iii] INTIER

               On March 30, 2005 the shareholders of Intier Automotive Inc. ["Intier"] approved a plan of arrangement that became effective on April 3, 2005 under which Magna acquired the outstanding 15% equity interest in Intier that it did not previously own. Total consideration for the outstanding Class A Subordinate Voting Shares of Intier not owned by the Company was approximately $202 million, which was satisfied by issuing 2.3 million Magna Class A Subordinate Voting Shares [NOTE 6] and cash of approximately $50 million. In addition, Magna assumed responsibility for the existing stock options of Intier, resulting in an increase in the purchase price of approximately $23 million, representing the approximate fair value of the stock options assumed. This fair value has been credited to contributed surplus [NOTE 7]. The excess of the purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed was $87 million.

          The purchase price allocations for these acquisitions are preliminary and adjustments to the purchase price and related preliminary allocations may occur as a result of obtaining more information regarding asset valuations, liabilities assumed, purchase price adjustments pursuant to the purchase agreements, and revisions of preliminary estimates of fair value made at the date of purchase. On a preliminary basis, an allocation of the excess purchase price over the Company's incremental interest in the book value of the assets acquired and liabilities assumed has been made to fixed assets for each of the Tesma, Decoma and Intier acquisitions.

     [b]  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004

          In September 2004, the Company completed the acquisition of the worldwide operations of DaimlerChrysler Corporation's ["DCC"] wholly owned subsidiary, New Venture Gear, Inc. ["NVG"]. The transaction involved the creation of a new joint venture named New Process Gear, Inc. ["NPG"] that acquired the manufacturing assets and now operates the manufacturing facility in Syracuse. Magna currently owns 80% of the NPG joint venture and DCC owns the remaining 20% interest. Magna is consolidating 100% of NPG from the date of closing and accounting for DCC's remaining interest as debt, since such interest will be purchased by Magna at a fixed and predetermined price.

          Total consideration for the acquisition of 100% of NVG amounted to $428 million, subject to post-closing adjustments. The purchase price was satisfied with a combination of $348 million in cash [net of cash acquired of $3 million] and $80 million in zero-coupon notes payable to DCC, which have a face value of $95 million and are due in December 2008.

          In connection with the NVG acquisition, Magna issued five series of senior unsecured zero-coupon notes with an aggregate issue price of Cdn $365 million [$287 million on issue date] and an aggregate amount due at maturity of Cdn $415 million. The notes, which mature at various dates to December 2008, were sold in Canada on an underwritten private placement basis.

4.   LONG-TERM DEBT

     In March 2005, the Company repaid the outstanding borrowings of Cdn $197 million under the former Decoma term credit facility and the facility was cancelled. On March 31, 2005, Magna amended and extended its existing Cdn $500 million 364-day revolving credit facility to increase the permitted borrowing under the facility to $745 million.

     Subsequent to September 30, 2005, Magna completed a new five-year revolving term facility that expires on October 12, 2010. The facility has a North American tranche of $1.57 billion and a European tranche of E300 million. An Asian tranche of $50 million has been committed to by the bank group and is in the process of being finalized. On closing, the Company cancelled its existing facility of $745 million and Intier's facility of $365 million and E100 million.

     In September 2004, the Company redeemed all of the Preferred Securities for an aggregate cash payment of $300 million.

5.   EMPLOYEE FUTURE BENEFIT PLANS

     The Company recorded employee future benefit expenses as follows:

                                                                           THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                         ----------------------      ----------------------
                                                                              2005         2004           2005         2004
     ----------------------------------------------------------------------------------------------------------------------
     Defined benefit pension plans and other                             $       4    $       4      $      11     $     14
     Termination and long service arrangements                                   3            6             11           13
     Retirement medical benefits plan                                            2            2              7            6
     ----------------------------------------------------------------------------------------------------------------------
                                                                         $       9    $      12      $      29     $     33
     ======================================================================================================================

6.   CAPITAL STOCK

     [a] Changes in the Class A Subordinate Voting Shares for the three and nine months ended September 30, 2005 are shown in the following table [numbers of shares in the following table are expressed in whole numbers]:

                                                                                                   SUBORDINATE VOTING
                                                                                            -------------------------------
                                                                                               NUMBER OF             STATED
                                                                                                  SHARES              VALUE
         ------------------------------------------------------------------------------------------------------------------
         Issued and outstanding at December 31, 2004                                          95,850,377           $  1,610
         Issued on privatization of Tesma (i)                                                  6,687,709                510
         Issued on privatization of Decoma (i)                                                 2,854,400                208
         Issued for cash under the Incentive Stock Option Plan                                   170,106                 13
         Issued under the Dividend Reinvestment Plan                                               2,438                 --
         Exchange of subsidiary restricted stock for Magna restricted stock (i)                       --                (19)
         ------------------------------------------------------------------------------------------------------------------
         Issued and outstanding at March 31, 2005                                            105,565,030              2,322
         Issued on privatization of Intier (i)                                                 2,332,748                152
         Issued for cash under the Incentive Stock Option Plan                                    80,486                  6
         Issued under the Dividend Reinvestment Plan                                               3,046                 --
         Exchange of subsidiary restricted stock for Magna restricted stock (i)                       --                 (8)
         ------------------------------------------------------------------------------------------------------------------
         Issued and outstanding at June 30, 2005                                             107,981,310              2,472
         Issued for cash under the Incentive Stock Option Plan                                   152,211                  9
         Issued under the Dividend Reinvestment Plan                                               4,468                  1
         Repurchase of Class A Subordinate Voting Shares (ii)                                         --                (15)
         ------------------------------------------------------------------------------------------------------------------
         Issued and outstanding at September 30, 2005                                        108,137,989           $  2,467
         ==================================================================================================================

         (i) DURING 2003 AND 2004, A SUBSIDIARY OF THE COMPANY PURCHASED 275,462 TESMA CLASS A SUBORDINATE VOTING SHARES, 1,138,941 DECOMA CLASS A SUBORDINATE VOTING SHARES AND 525,665 INTIER CLASS A SUBORDINATE VOTING SHARES FOR CASH CONSIDERATION OF $6 MILLION, $9 MILLION AND $8 MILLION, RESPECTIVELY, WHICH WERE THEN AWARDED ON A RESTRICTED BASIS TO CERTAIN EXECUTIVES. ALSO DURING 2004, DECOMA PURCHASED 451,685 DECOMA CLASS A SUBORDINATE VOTING SHARES FOR CASH CONSIDERATION OF $4 MILLION, WHICH WERE THEN AWARDED ON A RESTRICTED BASIS TO AN EXECUTIVE OF DECOMA.

              THE SHARES ISSUED ON PRIVATIZATION OF TESMA, DECOMA AND INTIER INCLUDE THE SHARES ISSUED BY MAGNA IN EXCHANGE FOR THESE SHARES, AND SINCE THIS STOCK HAS NOT BEEN RELEASED TO THE EXECUTIVES, IT HAS BEEN REFLECTED AS A REDUCTION IN THE STATED VALUE OF MAGNA'S CLASS A SUBORDINATE VOTING SHARES. PREVIOUSLY, THESE AMOUNTS HAD BEEN REFLECTED IN MINORITY INTEREST [NOTE 7].

         (ii) DURING THE THIRD QUARTER OF 2005, 190,723 MAGNA CLASS A SUBORDINATE VOTING SHARES WERE PURCHASED FOR CASH CONSIDERATION OF $15 MILLION AND AWARDED ON A RESTRICTED BASIS TO CERTAIN EXECUTIVES. SINCE THIS STOCK HAS NOT BEEN RELEASED TO THE EXECUTIVES, IT HAS BEEN REFLECTED AS A REDUCTION IN THE STATED VALUE OF THE COMPANY'S CLASS A SUBORDINATE VOTING SHARES [NOTE 7].

     [b] The following table presents the maximum number of shares that would be outstanding if all dilutive instruments outstanding at November 7, 2005 were exercised:

         Class A Subordinate Voting and Class B Shares outstanding at November 7, 2005                          109,266,709
         Subordinated Debentures (i)                                                                              1,096,582
         Stock options (ii)                                                                                       4,606,189
         ------------------------------------------------------------------------------------------------------------------
                                                                                                                114,969,480
         ==================================================================================================================

         (i) THE ABOVE AMOUNTS INCLUDE SHARES ISSUABLE IF THE HOLDERS OF THE 6.5% CONVERTIBLE SUBORDINATED DEBENTURES EXERCISE THEIR CONVERSION OPTION BUT EXCLUDE CLASS A SUBORDINATE VOTING SHARES ISSUABLE, ONLY AT THE COMPANY'S OPTION, TO SETTLE INTEREST AND PRINCIPAL RELATED TO THE 6.5% CONVERTIBLE SUBORDINATED DEBENTURES. THE NUMBER OF CLASS A SUBORDINATE VOTING SHARES ISSUABLE AT THE COMPANY'S OPTION IS DEPENDENT ON THE TRADING PRICE OF THE CLASS A SUBORDINATE VOTING SHARES AT THE TIME THE COMPANY ELECTS TO SETTLE THE 6.5% CONVERTIBLE SUBORDINATED DEBENTURE INTEREST AND PRINCIPAL WITH SHARES.

              THE ABOVE AMOUNTS ALSO EXCLUDE CLASS A SUBORDINATE VOTING SHARES ISSUABLE, ONLY AT THE COMPANY'S OPTION, TO SETTLE THE 7.08% SUBORDINATED DEBENTURES ON REDEMPTION OR MATURITY. THE NUMBER OF SHARES ISSUABLE IS DEPENDENT ON THE TRADING PRICE OF CLASS A SUBORDINATE VOTING SHARES AT REDEMPTION OR MATURITY OF THE 7.08% SUBORDINATED DEBENTURES.

         (ii) OPTIONS TO PURCHASE CLASS A SUBORDINATE VOTING SHARES ARE EXERCISABLE BY THE HOLDER IN ACCORDANCE WITH THE VESTING PROVISIONS AND UPON PAYMENT OF THE EXERCISE PRICE AS MAY BE DETERMINED FROM TIME TO TIME AND PURSUANT TO OUR 1987 INCENTIVE STOCK OPTION PLAN, AS AMENDED, TESMA'S AMENDED AND RESTATED STOCK OPTION PLAN, DECOMA'S OPTION PLAN AND INTIER'S 2001 INCENTIVE STOCK OPTION PLAN.

7.   STOCK-BASED COMPENSATION

     [a] The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

                                                     2005                                             2004
                                    ---------------------------------------         ---------------------------------------
                                        OPTIONS OUTSTANDING                             OPTIONS OUTSTANDING
                                    --------------------------                      --------------------------
                                                      EXERCISE      OPTIONS                           Exercise      Options
                                          OPTIONS    PRICE (i)  EXERCISABLE               Options    price (i)  exercisable
                                                #         CDN$            #                     #         Cdn$            #
        -------------------------------------------------------------------------------------------------------------------

         Beginning of year              2,614,376        85.74    2,042,876             3,046,450        82.31    1,991,950
         Assumed on privatization       1,053,353        71.31      864,688                    --           --           --
         Granted                           35,000        85.75           --                15,000       105.19           --
         Exercised                       (170,106)       61.09     (170,106)             (117,600)       62.63     (117,600)
         Vested                                --           --        9,291                    --           --       43,625
         Cancelled                             --           --           --                (3,000)       97.47           --
        -------------------------------------------------------------------------------------------------------------------
         March 31                       3,532,623        82.62    2,746,749             2,940,850        83.20    1,917,975
         Assumed on privatization       1,377,067        54.11      973,668                    --           --           --
         Exercised                        (80,486)       53.67      (80,486)             (414,474)       71.43     (414,474)
         Vested                                --           --       11,775                    --           --           --
         Cancelled                        (17,033)       84.60           --                    --           --           --
        -------------------------------------------------------------------------------------------------------------------
         June 30                        4,812,171        74.94    3,651,706             2,526,376        85.13    1,503,501
         Granted                               --           --           --               100,000       100.69           --
         Exercised                       (152,211)       60.56     (152,211)                   --           --           --
         Vested                                --           --      281,020                    --           --       44,375
         Cancelled                         (4,506)       94.66       (1,163)                   --           --           --
        -------------------------------------------------------------------------------------------------------------------
         September 30                   4,655,454        75.39    3,779,352             2,626,376        85.72    1,547,876
        ===================================================================================================================

        (i) THE EXERCISE PRICE NOTED ABOVE REPRESENTS THE WEIGHTED AVERAGE EXERCISE PRICE IN CANADIAN DOLLARS.

     [b] The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model. The weighted average assumptions used in measuring the fair value of stock options, the weighted average fair value of options granted, modified or assumed on privatization and the compensation expense recorded in selling, general and administrative expenses are as follows:

                                                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                                                     ------------------------      ------------------------
                                                                         2005            2004           2005           2004
         ------------------------------------------------------------------------------------------------------------------
         Risk free interest rate                                           --           3.70%          3.24%          3.04%
         Expected dividend yield                                           --           2.00%          2.18%          1.70%
         Expected volatility                                               --             31%            23%            32%
         Expected time until exercise                                      --         4 years        2 YEARS        4 years
         ------------------------------------------------------------------------------------------------------------------

         Weighted average fair value of options
              granted or modified in period (Cdn$)                   $     --       $   24.64      $   18.48       $  28.64
         ------------------------------------------------------------------------------------------------------------------

         Compensation expense recorded in selling,
              general and administrative expenses                    $      4       $       1      $      13       $     14
         ------------------------------------------------------------------------------------------------------------------

         In connection with the privatization of Tesma, Decoma and Intier, the terms of outstanding Tesma, Decoma and Intier stock options were modified through either the exchange of Tesma, Decoma and Intier options for Magna replacement options or through adjustment provisions to existing options such that holders of Tesma, Decoma and Intier continuing options would be entitled to receive Magna Class A Subordinate Voting shares in lieu of Tesma, Decoma or Intier Class A Subordinate Voting Shares when exercised. Where the original options were granted prior to January 1, 2003 and were unvested at the date of privatization, the above modifications create incremental compensation expense over the remaining vesting period.

         During the three-month period ended March 31, 2004, option agreements with certain former employees of the Company were modified, which resulted in a one-time charge to compensation expense of $12 million. This charge represents the remaining measured but unrecognized compensation expense related to the options granted during 2003, and the fair value at the date of modification of all of the options that were granted prior to January 1, 2003.

         If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and nine month periods ended September 30, 2005 and 2004 would have been as follows:

                                                                           THREE MONTHS ENDED           NINE MONTHS ENDED
                                                                              SEPTEMBER 30,               SEPTEMBER 30,
                                                                         ----------------------      ----------------------
                                                                              2005         2004           2005         2004
         ------------------------------------------------------------------------------------------------------------------
         Pro forma net income                                            $     159    $     131      $     554     $    500

         Pro forma earnings per Class A Subordinate Voting
           or Class B Share
              Basic                                                      $    1.46    $    1.36      $    5.22     $   5.18
              Diluted                                                    $    1.44    $    1.36      $    5.15     $   5.14
         ------------------------------------------------------------------------------------------------------------------

     [c] At September 30, 2005, unamortized compensation expense related to the restricted stock arrangements was $44 million, and has been presented as a reduction of shareholders' equity.

     [d] Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and reclassified to share capital, the fair value of options assumed through the privatization of Tesma, Decoma and Intier, and the accumulated restricted stock compensation expense less the portion of restricted stock that has been released to the executives and reclassified to share capital. The following is a continuity schedule of contributed surplus:

                                                                                                   2005                2004
         ------------------------------------------------------------------------------------------------------------------
         Balance, beginning of year                                                           $      16            $      3
         Impact of privatization transactions [NOTE 6]                                               20                  --
         Stock-based compensation expense                                                             2                  12
         Exercise of options                                                                         (5)                 (1)
         ------------------------------------------------------------------------------------------------------------------
         Balance, March 31,                                                                          33                  14
         Impact of privatization transaction [NOTE 6]                                                25                  --
         Stock-based compensation expense                                                             5                  --
         Exercise of options                                                                         (2)                 --
         ------------------------------------------------------------------------------------------------------------------
         Balance, June 30,                                                                           61                  14
         Stock-based compensation expense                                                             3                   1
         Exercise of options                                                                         (3)                 --
         ------------------------------------------------------------------------------------------------------------------
         Balance, September 30,                                                               $      61            $     15
         ==================================================================================================================

8.   SEGMENTED INFORMATION

                                                   THREE MONTHS ENDED                          Three months ended
                                                   SEPTEMBER 30, 2005                          SEPTEMBER 30, 2004
                                        ----------------------------------------    ---------------------------------------
                                                                           FIXED                                      Fixed
                                                TOTAL                    ASSETS,            Total                   assets,
                                                SALES     EBIT (i)           NET            sales     EBIT (i)          net
     ----------------------------------------------------------------------------------------------------------------------
     Decoma                                 $     765     $      5     $     669        $     639    $      12     $    702
     Intier                                     1,308           26           539            1,278           41          547
     Tesma                                        363           25           423              322           20          365
     Magna Steyr                                1,554           60           690            1,432           51          778
     Other Automotive Operations                1,442           86         1,419            1,153           76        1,273
     Corporate and other                          (51)          40           370              (40)          28           75
     ----------------------------------------------------------------------------------------------------------------------
     Total reportable segments              $   5,381     $    242         4,110        $   4,784    $     228        3,740
      Current assets                                                       6,647                                      6,312
     Investments, goodwill and
       other assets                                                        1,621                                      1,216
     ----------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED TOTAL ASSETS                                         $  12,378                                   $ 11,268
     ======================================================================================================================

     (i) EBIT REPRESENTS OPERATING INCOME BEFORE INTEREST INCOME OR EXPENSE.

                                                    NINE MONTHS ENDED                           Nine months ended
                                                   SEPTEMBER 30, 2005                          SEPTEMBER 30, 2004
                                        ----------------------------------------    ---------------------------------------
                                                                           FIXED                                      Fixed
                                                TOTAL                    ASSETS,            Total                   assets,
                                                SALES     EBIT (i)           NET            sales     EBIT (i)          net
     ----------------------------------------------------------------------------------------------------------------------
     Decoma                                 $   2,333     $     34     $     669        $   2,048    $     105     $    702
     Intier                                     4,294          159           539            4,081          160          547
     Tesma                                      1,109           71           423            1,025           94          365
     Magna Steyr                                5,190          201           690            4,278          151          778
     Other Automotive Operations                4,190          264         1,419            3,689          326        1,273
     Corporate and other                         (159)          93           370             (121)          61           75
     ----------------------------------------------------------------------------------------------------------------------
     Total reportable segments              $  16,957     $    822         4,110        $  15,000    $     897        3,740
     Current assets                                                        6,647                                      6,312
     Investments, goodwill and
       other assets                                                        1,621                                      1,216
     ----------------------------------------------------------------------------------------------------------------------
     CONSOLIDATED TOTAL ASSETS                                         $  12,378                                   $ 11,268
     ======================================================================================================================

     (i) EBIT REPRESENTS OPERATING INCOME BEFORE INTEREST INCOME OR EXPENSE.

9.   COMPARATIVE FIGURES

     Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

CORPORATE OFFICES
--------------------------------------------------------------------------------

MAGNA INTERNATIONAL INC.                    MAGNA INTERNATIONAL EUROPE                MAGNA INTERNATIONAL CHINA
337 Magna Drive                             Magna-Strasse 1                           Office 507, Building #5
Aurora, Ontario                             A-2522 Oberwaltersdorf                    River Harbor Business Complex
Canada L4G 7K1                              Austria                                   3000 Longdong Avenue
Telephone: (905) 726-2462                   Telephone: 011-43-2253-600-0              Pudong, Shanghai PRC 201203
www.magna.com                               AND                                       Telephone: 011-86-21-6879-6246
                                            Baarerstrasse 16
                                            6304 Zug
MAGNA INTERNATIONAL OF AMERICA, INC.        Switzerland                               MAGNA INTERNATIONAL SOUTH KOREA
600 Wilshire Drive                          Telephone: +41-(0)41-725-27-27            Trust Tower 20th Floor
Troy, Michigan, USA 48084                                                             275-7 Yangjae-Dong
Telephone: (248) 729-2400                                                             Seocho-Gu, Seoul 137-132 South Korea
                                            MAGNA INTERNATIONAL JAPAN                 Telephone: + 82-2-589-5620
                                            JPR Crest Takebashi Bldg. 3F
                                            3-21 Kanda Nishikicho, Chiyoda-Ku,
                                            Tokyo, Japan 101-0054
                                            Telephone: 81-(0)3-3518-8001
                                            AND

                                            1-16-6 Sakae
                                            Naka-Ku, Nagoya
                                            Alchi 460-008 Japan
                                            Telephone: 81-58-221-7611



GROUP OFFICES
--------------------------------------------------------------------------------


COSMA INTERNATIONAL              INTIER AUTOMOTIVE              MAGNA POWERTRAIN                   MAGNA STEYR
2550 Steeles Avenue East         521 Newpark Boulevard          1000 Tesma Way                     Liebenauer Hauptstrasse 317
Brampton, Ontario                Newmarket, Ontario             Concord, Ontario                   A-8041 Graz, Austria
Canada L6T 5R3                   Canada L3Y 4X7                 Canada L4K 5R8                     Telephone: 011-43-316-404-0
Telephone: (905) 799-7600        Telephone: (905) 898-5200      Telephone: (905) 417-2100          www.magnasteyr.com
www.cosma.com                    www.intier.com                 www.magnapowertrain.com            NORTH AMERICA
EUROPE                           EUROPE                         UNITED STATES                      2960 Bond Street
Kurfurst-Eppstein-Ring 11        Kurfurst-Eppstein-Ring 11      1775 Research Drive                Rochester Hills, Michigan
D-63877 Sailauf, Germany         D-63877 Sailauf, Germany       Troy, Michigan, USA 48083          USA 48309
Telephone: 011-49-6093-9937-0    Telephone: 011-49-6093-9937-0  Telephone: (248) 680-4900          Telephone: (248) 293-0200
UNITED STATES                    UNITED STATES                  EUROPE
1807 East Maple Road             39600 Lewis Drive              Industriestrasse 35
Troy, Michigan, USA 48083        Novi, Michigan, USA 48377      A-8502 Lannach, Austria
Telephone: (248) 524-5300        Telephone: (248) 567-4000      Telephone: 011-43-(0)50-444-6500


DECOMA INTERNATIONAL             MAGNA DONNELLY
50 Casmir Court                  600 Wilshire Drive
Concord, Ontario                 Troy, Michigan, USA 48084
Canada L4K 4J5                   Telephone: (248) 729-2700
Telephone: (905) 669-2888        www.magnadon.com
www.decoma.com                   EUROPE
EUROPE                           Industriestrasse 3
Im Ghai 36                       D-97959 Assamstadt, Germany
D-73776 Altbach, Germany         Telephone: 011-49-6294-909-0
Telephone: 011-49-7153-65-0
UNITED STATES
600 Wilshire Drive
Troy, Michigan
USA 48084-1625
Telephone: (248) 729-2500

TRANSFER AGENTS AND REGISTRARS
--------------------------------------------------------------------------------


CANADA - CLASS A SUBORDINATE                                UNITED STATES - CLASS A SUBORDINATE
VOTING AND CLASS B SHARES                                   VOTING SHARES
Computershare Trust Company of Canada                       Computershare Trust Company, Inc.
100 University Avenue                                       350 Indiana Street
Toronto, Ontario M5J 2Y1, Canada                            Golden, Colorado, 80401, U.S.A.
Telephone: 1-800-564-6253                                   Telephone: (303) 262-0600
                                                            www.computershare.com

EXCHANGE LISTINGS
--------------------------------------------------------------------------------

AS PART OF THE TORONTO STOCK EXCHANGE'S SYMBOL CHANGE INITIATIVE, EFFECTIVE NOVEMBER 15, 2004, NEW TRADING SYMBOL EXTENSIONS WERE ADDED TO OUR TICKER SYMBOLS.

CLASS A SUBORDINATE VOTING SHARES
Toronto Stock Exchange              (MG.SV.A)
The New York Stock Exchange         (MGA)

CLASS B SHARES
Toronto Stock Exchange              (MG.MV.B)

6.5% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES DUE MARCH 31, 2010
Toronto Stock Exchange              (MG.DB)


















Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna's Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1, (905) 726-7022.




                               2004 ANNUAL REPORT

Copies of the 2004 Annual Report may be obtained from: The Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

[LOGO]


Magna International Inc.

     337 Magna Drive
     Aurora, Ontario
     Canada L4G 7K1

     Telephone: 905 726-2462
     Facsimile: 905 726-7164

     www.magna.com

(C) Magna International Inc. 2005. Magna and the [MAGNA LOGO] logo are registered trademarks of Magna International Inc.
     The other trademarks are owned by Magna International Inc. or its various subsidiaries.

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